January 12, 2012

Katherine Hsu, Esq.
Office Chief
Division of Corporation Finance
Office of Structural Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Banc of America Merrill Lynch Commercial Mortgage Inc.
Pre-Effective Amendment No. 1 to Registration Statement on Form S-3
Filed December 14, 2011
File No. 333-177707

Dear Ms. Hsu:

We are counsel to Banc of America Merrill Lynch Commercial Mortgage Inc. (the “Depositor”).  We have reviewed your letter dated December 27, 2011 (the “Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Pre-Effective Amendment No. 1, filed December 14, 2011, to the Depositor’s registration statement (File No. 333-177707) on Form S-3 as initially filed on November 3, 2011.  We have discussed the comments indicated in the Comment Letter with various representatives of the Depositor, and the Depositor’s responses are set forth below.  Capitalized terms in this letter without definition have the meanings given them in the form of base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in the revised form of registration statement submitted herewith.  Enclosed herewith are two copies of such revised registration statement, which have been marked to show changes since the initial filing.

For your convenience, each comment from the Comment Letter is repeated in italics below, followed by the Depositor’s response.

Risks Factors, page S-14

Market Considerations and Limited Liquidity, page S-30

1.	We note your response to prior comment 6 and reissue in part. Although we note your revisions to reflect the registrant’s ongoing reporting obligations pursuant to Exchange

Katherine Hsu, Esq.
United States Securities and Exchange Commission
January 12, 2012

Act Section 15(d) and Rule 15d-22(b) on pages S-30 and S-74, we also note that similar revisions have not been made elsewhere, including but limited, to page S-86, last paragraph under “Method of Distribution” and page 9 of the base prospectus.  Please revise accordingly.

The Depositor has made the conforming changes the Staff requested.  See page S-86 of the prospectus supplement and page 9 of base prospectus.  The Depositor did not notice any locations where similar conforming changes were needed other than those the Staff noted.

Certain Terms and Conditions of the MBS, page S-43

2.
We note your response to our prior comment 5, which requested revisions throughout the prospectus regarding your derivative agreements, as appropriate.  However, we note that similar revisions should be made in this section (and throughout as appropriate) with respect to the cash flow agreements related to the MBS described in this section and later in the base prospectus.

The Depositor has made the requested changes regarding the derivative agreements related to MBS.  See pages S-43 to S-44 of the prospectus supplement and page 51 of the base prospectus.

Base Prospectus

Risk Factors, page 9

3.
We note your added language on page 9 that to the extent risk factors pertain to or are influenced by the characteristics or behavior of mortgage loans included in a particular trust fund, they would pertain to and be influenced by the characteristics or behavior of the mortgage loans underlying any MBS included trust fund.  The risk factor section should not present risks that could apply to any issuer or any offering.  See Item 503 of Regulation S-K.  Also, the base prospectus must describe the types of offerings contemplated by the registration statement.  Accordingly, the added language is not appropriate.  Instead, each of the risk factors in this section should be revised to include information — that may be provided by prospectus supplement, as appropriate — regarding the risks stemming from the MBS underlying the certificates.

The Depositor has removed the language cited by the Staff and revised each risk factor in the base prospectus to indicate its applicability or potential applicability to MBS included in a trust fund.  The Depositor has also revised its prior bracketed indication in the form prospectus supplement to indicate that it will provide appropriate elaboration or additional risk factors to the extent applicable and material for the particular MBS included in a trust fund.  See the “Risk Factors” section of the base prospectus generally and pages S-36 and S-37 of the prospectus supplement.

Katherine Hsu, Esq.
United States Securities and Exchange Commission
January 12, 2012

Description of the Trust Funds, MBS, page 47

4.
We note the added language on page 47 stating that if the issuer is required to file reports under the Exchange Act, the related prospectus supplement will describe how to locate such reports.  Revise to state how investors will locate information relating to the issuer of the MBS if the issuer is not required to file reports under the Exchange Act.  To the extent that information will not be available regarding the issuer(s) of the MBS, revise to so state.  Also, add a risk factor to explain what information will not be available to holders of the certificates or supplementally explain to us why such a risk factor is not needed.

The Depositor has addressed the Staff’s comments by (i) adding disclosure to the base prospectus indicating that investors will be informed in the prospectus supplement how to locate information with respect to MBS issues that are not required to file reports as well as any limitations thereon, (ii) providing in the prospectus supplement for a risk factor to describe any limitation on the availability of MBS information that may apply and (iii) revising the prospectus supplement to indicate that it will include disclosure regarding how to locate information with respect to such MBS.  See pages S-36, S-37 and S-74 of the prospectus supplement and page 51 of the base prospectus.

5.
We note your revisions to this section and in the prospectus supplement in response to prior comments 8 and 9.  We note that you will provide information regarding the type of mortgage loans underlying the MBS.  Revise to disclose that material information regarding the characteristics of the mortgage loans — not only the type of the mortgage loans — underlying the MBS will be provided as required by Regulation AB.  This should include, but is not limited to, updated performance information regarding the mortgage loans and payment terms of the mortgage loans.

The Depositor has made the revision the Staff requested.  See page S-44 of the prospectus supplement and page 44 of the base prospectus.

6.
We note your response to prior comment 8.  Please also revise to disclose the information that you will provide relating to any significant obligor of the pool that is an issuer of MBS.  Refer to Item 1112 of Regulation AB.

The Depositor has made the revision the Staff requested.  See page S-44 of the prospectus supplement and page 44 of the base prospectus.

Other

7.
The disclosure on page S-48 about the pool’s inclusion of delinquent mortgages appears to conflict with the risk factor disclosure on page 39 of the base prospectus, for example.  Please revise to confirm in each prospectus supplement that delinquent assets in each of your series will be limited to less than 20% of the asset pool.  See General Instruction I.B.5 to Form S-3.

Katherine Hsu, Esq.
United States Securities and Exchange Commission
January 12, 2012

The Depositor has made the revision the Staff requested.  See page 44 of the base prospectus.

The Depositor hopes the Staff will find the above responses and the enclosed submission responsive to its comments.  Any questions concerning same may be directed to the undersigned at (704) 348-5149.

Sincerely

/s/ Henry A. LaBrun

Henry A. LaBrun

cc:	Hughes Bates
David S. Fallick
W. Todd Stillerman